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                                                                 SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION           001-14198
                            Washington, D.C. 20549                 ----------
                                                                   Cusip Number
                                 FORM 12b-25                       25387N 10 9

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended: June 30, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------

                                     PART I
                             REGISTRANT INFORMATION

Digital Transmission Systems, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

3000 Northwoods Parkway, Building 330
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Address of Principal Executive Office (STREET AND NUMBER)

Norcross, Georgia 30071
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City, State and Zip Code

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                                    PART II
                            RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Since the end of the Company's 1998 fiscal year, the Company has made certain changes in management which have caused the Company to review certain financial information provided in the audit process for fiscal year 1998. As a result of this review, the Company has been unable to provide certain financial information which the Company believes to be in final form to its independent accountants in a timely manner without unreasonable effort or expense. The Company is engaged in ongoing discussions with its independent accountants with respect to the results of operations for fiscal year 1998 and the proposed audit adjustments therein. The Company continues to work closely with the independent accountants to finalize the Company's 1998 audit. The Company intends to complete this process and file its Form 10-K within 15 calendar days of its due date.

                                    PART IV
                               OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
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          Clive N.W. Marsh                 (770)            798-1300
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


Net sales increased by 13%, to $16,396,000 for the year ended June 30, 1998, from $14,484,000 for the year ended June 30, 1997. Gross profit decreased 9%, to $4,225,000 for the year ended June 30, 1998 from $4,639,000 for the year ended June 30, 1997. This decrease is due to a lower margin product mix (i.e. increased sales of lower margin products) during 1998 over 1997. The net loss increased from $4,190,000 for the year ended June 30, 1997 to a loss of $7,036,000 for the year ended June 30, 1998. This increase resulted primarily from the shift in product mix to a lower margin products, as well as increased spending in sales and marketing and general and administrative expenses.
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                       DIGITAL TRANSMISSION SYSTEMS, INC.
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                  (Name of registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 29, 1998             By   /s/ Clive N. W. Marsh
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                                          Controller